UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On August 16, 2024, PropertyGuru Group Limited (NYSE: PGRU) (the “Company”) issued a press release titled “PropertyGuru Group Enters into Definitive Merger Agreement to be Acquired by EQT for USD 1.1 Billion.”

A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of the Company, dated August 16, 2024.

99.2*	Merger Agreement, dated August 16, 2024, by and among the Company, Hedychium Group Limited and Hedychium Limited.

99.3	Form of Voting and Support Agreement.

*	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: August 16, 2024	By:	/s/ Hari V. Krishnan
Name: Hari V. Krishnan
Title: Chief Executive Officer and Managing Director